SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 13E-3
(Amendment No. 4)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Lincolnway Energy, LLC
(Name of Issuer)

Lincolnway Energy, LLC
(Name of Person(s) Filing Statement)

Common Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

______________________________________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,192,864.43	$574.08

*    For purposes of calculating the fee only, this amount is based on 15,481 units (the number of Common Units of the Issuer the Company estimates will be converted into Class C or Class D Units in the proposed Reclassification) multiplied by $400.03, the book value per unit of common equity computed as of December 31, 2021.

**    Determined by multiplying $6,192,864.43 by 0.0000927.

☒    Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Filing fee paid with Schedule 13E-3 filed with the Commission on February 25, 2022.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, “Schedule 13E-3) is being filed by Lincolnway Energy, LLC, an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder.

Our unit holders representing the required majority of the units represented at a meeting where a quorum was present approved and adopted our Fifth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) which resulted in a reclassification of our Common Units into newly authorized Class C Units and Class D Units (the “Reclassification”). The Common Units of our unit holders of record who hold exactly 25 of our units have been reclassified as one Class C Unit for each Common Unit held by such unit holders. The Common Units of our unit holders of record who hold less than 25 Common Units have been reclassified as one Class D Unit for each Common Unit held by such unit holders. The Common Units of our unit holders of record who hold 26 to 49 units have been reclassified as one Class D Unit for each unit held by such unit holders. Common Units held by holders of 50 or more of our Common Units, our Class A and Class B Units were not reclassified. The effect of the reclassification reduced the record number of unit holders of our Common Units to less than 300, which will allow us to terminate our Securities and Exchange Commission (“SEC”) reporting obligations. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

This Schedule 13E-3 is being filed with the SEC in connection with the definitive proxy statement filed by the Company on May 4, 2022 (as amended, the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    There is no public trading market for our units. To facilitate trading, we have created an online service designed to comply with federal tax laws and IRS regulations for establishing a “qualified matching service” (QMS) as well as state and federal securities laws. There are detailed timelines and procedures that must be followed under the QMS rules with respect to offers and sales of units. All transactions must comply with the QMS rules and our operating agreement and are subject to approval by the Board. Our QMS consists of an electronic bulletin board that provides information to prospective sellers and buyers of our units. We do not receive any compensation for creating or maintaining the QMS. We do not become involved in purchase or sale negotiations arising from the QMS. We do not characterize ourselves as being a broker or dealer in an exchange or give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the QMS. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval required under our operating agreement and issuing new certificates.

(d)    The payment of distributions to members by Lincolnway Energy, LLC is within the discretion of the Board of Lincolnway Energy, LLC, and there is no assurance of any distributions from Lincolnway Energy, LLC. The Company cannot be certain if or when it will be able to make additional distributions.

The payment of distributions is also subject to Lincolnway Energy's compliance with various covenants and requirements of Lincolnway Energy, LLC's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy, LLC from paying a distribution to its members if Lincolnway Energy, LLC fails to meet certain financial metrics or is in default under the provisions of the credit and loan agreements. Over the last two years, Lincolnway Energy, LLC made one distribution in January 2022 equal to $50 per Common Unit.

(e)    Not applicable.

(f)    Neither we nor anyone acting on our behalf has repurchased any of our outstanding units during the past two years.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION", “ELECTION OF DIRECTORS - Elected Directors”, “ELECTION OF DIRECTORS - Class A Directors”, and “EXECUTIVE OFFICERS - Our Executive Officers” is hereby incorporated herein by reference. The business address for each of our directors and officers is 59511 W. Lincoln Highway, Nevada, Iowa 50201.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the captions “ELECTION OF DIRECTORS - Elected Directors”, “ELECTION OF DIRECTORS - Class A Directors”, and “EXECUTIVE OFFICERS - Our Executive Officers” is hereby incorporated herein by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LWE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LWE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and "THE FIFTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LWE" and "THE FIFTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LWE" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LWE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LWE", ANNUAL MEETING DISCLOSURES - DIRECTORS AND CORPORATE GOVERNANCE, and "THE FIFTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LWE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LWE" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification", "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification - Procedural Fairness" and "ABOUT THE ANNUAL MEETING - Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(b)    There have been no transactions in the securities of Lincolnway Energy, LLC during the past 60 days.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K for fiscal year ended September 30, 2021, including audited financial information;

(b)    The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and “ABOUT THE ANNUAL MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and “ABOUT THE ANNUAL MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

(a)    All documents specified in Item 1016(a) through (d), (f) and (g) (Reg. M-A 1016(a) through (d), (f) and (g))

(a)    Preliminary Proxy Statement, together with all amendments thereto, appendices and proxy card.*

(b)    Not applicable.

(c)    Not applicable.

(d)    Proposed Fifth Amended and Restated Operating Agreement. **

(f)    Not applicable.

(g)    Not applicable.

(b) Exhibit 99.1 - Table - The transaction valuation, fee rate, amount of filing fee.
_______________________

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on March 29, 2022 (and amendments thereto).

**Incorporated by reference to Exhibit 9.4 of Exhibit (a).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

LINCOLNWAY ENERGY, LLC

Date:	June 21, 2022	/s/ Seth Harder
Seth Harder
General Manager, President and Chief Exec. Officer

Date:	June 21, 2022	/s/ Jeff Kistner
Jeff Kistner
Interim Chief Financial Officer